03 NOV 21 AM 7:21

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference AC/eh
Date 11/19/2003

03037582

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services reports net income of USD 1,402 million in the first nine months of 2003" dated November 19, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp E. Helster
Andres Christen

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

11/21

Enclosure

Media Release

03 NOV 21 AM 7:21

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services reports net income of USD 1,402 million in the first nine months of 2003

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

- Net income increased to USD 1,402 million for the first nine months of 2003 from a net loss of USD 2,792 million in 2002
- Business Operating Profit increased to USD 1,471 million for the first nine months of 2003 from USD 490 million in the same period of 2002
- Premium growth in Non-life Insurance of 26%, to USD 27.8 billion, over the first three quarters of 2002. Combined ratio at 98.2% for the first three quarters of 2003, an improvement of 16.6 percentage points over the same period of 2002
- Growth in Life Insurance premiums and deposits of 9% to USD 15.0 billion while new business premiums (APE) increased to USD 1,554 million in the first nine months of 2003
- Centre impacted net income as it incurred a net loss of USD 831 million in the first nine months of 2003, which included a net loss of USD 488 million in the third quarter.
- Total shareholders' equity of USD 18.3 billion, up from USD 16.8 billion at December 31, 2002, but down from USD 18.7 billion at June 30, 2003

James J. Schiro, Chief Executive Officer of Zurich Financial Services, commented: "These results demonstrate that Zurich has come a long way over the last year. Having generated a net income of USD 1.4 billion in the first nine months, we are now able to deal with adverse developments from a position of operational and financial strength. Going forward, our challenge is to maintain the momentum and further develop our framework for sustainable and profitable growth. We are well positioned to do so, and I am confident that we will continue to make good progress."

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group (Zurich) reports increased earnings in all core businesses as a result of improved claims and expense management and better operating efficiency. In the third quarter 2003, net income was USD 701 million after a loss of USD 763 million in the same period of the previous year. This brings net income to USD 1,402 million for the first nine months of 2003 compared with a loss of USD 2,792 million in the previous year, which was largely a result of USD 2.8 billion of special provisions. The loss before these special provisions was USD 24 million in 2002. The first three quarters of 2003 have benefited from improved claims and expense management in our core businesses, firm rates in most non-life markets and the modest recovery in the global equity markets. Net investment income in the first three quarters of 2003 increased by 13% over the same period of 2002 to USD 5.2 billion. This corresponds to a total return of 3.7% on assets, an increase of 2.9 percentage points over the return in the same period of 2002. Business operating profit (BOP), Zurich's internal metric for assessing underlying performance, increased by 200% over the first nine months of 2002 to USD 1,471 million for the same period of 2003.

Key financial data for the three month and nine month periods ended September 30, 2003 and 2002.

	Third quarter			Year-to-date September 30		
in USD millions	2003	2002	Change	2003	2002	Change
Gross written premiums, policy fees and insurance deposits	13,367	11,840	13%	43,489	36,929	18%
Gross written premiums and policy fees	10,947	9,654	13%	37,043	30,381	22%
Net earned premiums and policy fees	9,195	7,743	19%	29,150	22,893	27%
Business operating profit	206	–322	nm	1,471	490	200%
Net income/(loss)	701	–763	nm	1,402	–2,792	nm
Net income/(loss) before 2002 special provisions	701	–706	nm	1,402	–24	nm

ZURICH
FINANCIAL SERVICES

Net income before special provisions included USD 298 million of after-tax gains on disposals in 2003, while the net after-tax gain on disposals was USD 369 million in the first three quarters of 2002. Adjusting for these gains, Zurich's net income before special provisions increased from a loss of USD 393 million for the first nine months of 2002 to an income of USD 1,104 million for the same period of 2003.

Performance highlights

- *Operating improvements*: Zurich's focus on disciplined underwriting and expense control led to a reduction of the non-life combined ratio by 16.6 percentage points to 98.2% for the first nine months of 2003 compared with the same period of 2002. Since June 30, 2003, the non-life combined ratio has improved 0.6 percentage points. In Life Insurance, new business margin improved by 2.6 percentage points to 8.7% for the first three quarters of 2003 compared with the same period of 2002. Since June 30, 2003, the new business margin has improved 0.5 percentage points.

- *Focus on core businesses*: The Group's continued reallocation of capital to more promising and more profitable activities generated approximately USD 1.3 billion of net cash proceeds and released approximately USD 1.0 billion of risk-based capital in the first three quarters of 2003. Transactions closed since January 1, 2003 contributed USD 311 million of net gains before tax. In the third quarter, Zurich closed the sales of certain operations in the Netherlands (excluding non-life corporate business), of Zurich Life US and of Threadneedle. In addition, the Group announced the closure of Zurich Life in the UK and in October 2003 completed the sale of this closed book of business. Furthermore, the sales of parts of the Group's operations (excluding non-life corporate business which will be retained) in France, Belgium and Luxembourg as

well as Indonesia Life, Zurich Capital Markets and the Philippines were announced. The Group expects most divestments that have been announced as of June 30, 2003 to close in the fourth quarter of 2003.

- *Balance sheet and capital base management*: The Group continued to strengthen its capital base and de-risk its balance sheet. Total shareholders' equity rose to USD 18.3 billion at September 30, 2003 as compared with USD 16.8 billion at December 31, 2002. Non-life and reinsurance reserves increased by USD 4.9 billion since December 31, 2002 to USD 34.5 billion. In the third quarter, Centre reserves were strengthened by an additional USD 354 million resulting in a total strengthening for the first nine months of 2003 of USD 828 million before-tax. Just after the close of the third quarter 2003, the Group successfully raised USD 1.3 billion in subordinated debt, which due to its long-term structure and subordinated nature will be counted towards capital by regulators and rating agencies at the year-end. On November 5, 2003, the Group sold 18.08% of the outstanding Bâloise share capital, thereby further de-risking its balance sheet in line with the strategy announced in September 2002.

Performance by business segment

The analysis of the results by segment for the first three quarters of 2003 is made against the prior period results before the 2002 special provisions, unless explicitly stated otherwise.

Non-life Insurance

The Non-life Insurance segment recorded gross written premiums and policy fees of USD 27.8 billion in the first three quarters of 2003, an increase of 26% over the same period in the previous year. In local currency terms, the growth was 18%. Gross written premiums and policy fees in the

three months ended September 30, 2003 are lower than for the three month periods ending June 30, 2003 and March 31, 2003 reflecting the trend noted at the half-year 2003 that rate increases are beginning to moderate in certain lines, normal seasonality and the impact of divestments throughout 2003.

Premium growth over the prior year was recorded in each of Zurich's regions, and was primarily driven by rate increases in our key markets as well as volume increases at North America Consumer associated with the quota share treaties entered into with the Farmers P&C Group Companies on December 31, 2002. The rate increases have, in general, been higher on Zurich's corporate and commercial lines of business than its personal lines of business. Net earned premiums increased by USD 5.0 billion, or 34%, to USD 20.0 billion as the rate increases on business written in 2002 and early 2003 are earned as income. Insurance benefits and losses increased by 26% to USD 14.7 billion in the first three quarters of 2003, primarily driven by the weakening dollar, higher premium volumes and claims inflation. The combined ratio for the first three quarters ended September 30, 2003 improved by 5.9 percentage points to 98.2% from 104.1% in the same period of the previous year. Including special provisions 2002, the combined ratio improvement was 16.6 percentage points. The combined ratio has also improved a further 0.6 percentage points since June 30, 2003. The improvement throughout 2003 was primarily due to underwriting and pricing discipline, coupled with continuous claims improvement, cost containment and the Global Profit Improvement Program. Business operating profit increased by 532% to USD 1,510 million as compared with USD 239 million for the first three quarters of 2002.

ZURICH
FINANCIAL SERVICES

Life Insurance

Gross written premiums, policy fees and insurance deposits in the Life Insurance segment grew by 9% compared with the first three quarters of the prior year to USD 15.0 billion at September 30, 2003. In local currency terms, gross written premiums, policy fees and deposits declined slightly by 3%. Gross written premiums and policy fees increased by 19% to USD 8.6 billion in the first three quarters of 2003, while insurance deposits, which are not recorded as revenue, declined by 2% to USD 6.4 billion. Decreases in the North America Consumer business, where Zurich discontinued writing structured settlements business in December 2002, were offset by increases in our Continental Europe business. In Continental Europe, the consolidation of the life insurance operations formerly owned by Deutsche Bank for the full nine months of 2003 added an incremental USD 817 million to gross written premiums and policy fees (USD 1.9 billion in 2003 and USD 1.1 billion in 2002) and an incremental USD 441 million to insurance deposits (USD 802 million in 2003 and USD 361 million in 2002). Insurance benefits and losses increased by USD 2.2 billion to USD 8.3 billion in the first three quarters of 2003, primarily due to including a full nine months results of the life insurance operations acquired from Deutsche Bank, the modest recovery of stock markets in 2003 leading to higher benefit expenses, particularly in the UKISA region, and the weakening of the US dollar. Prior to the divestment of the Zurich Life US operations, a review of the life business being retained in North America was performed. This review indicated that USD 100 million of deferred acquisition costs would no longer be recoverable and were, accordingly, written off against income. Business operating profit for the Life Insurance segment increased to USD 591 million for the first three quarters of 2003 as compared with USD 139 million for the same period of 2002.

ZURICH
FINANCIAL SERVICES

Net income for the Life Insurance segment increased from USD 152 million for the first three quarters of 2002 to USD 720 million in 2003, largely due to higher investment return and lower underwriting and policy acquisition costs and lower operating expenses resulting from Zurich's Global Profit Improvement Program.

Gross new business premiums, measured on an annual premium equivalent (APE) basis (new annual premiums plus 10% of single premiums), decreased by 7% in local currency terms when compared with the first three quarters of 2002 to USD 1.6 billion. This reduction is primarily due to lower new business volumes in North America Consumer and UKISA. Value added by new business, after tax, was USD 135 million for the first three quarters this year, a growth of 45%, or 35% in local currency terms, over the period, corresponding to an increase in new business profit margin to 8.7% from 6.1%, due to improvements in both North America Consumer and Continental Europe.

Farmers Management Services

Management fees and related revenue increased by 5% from USD 1.3 billion to USD 1.4 billion in the Farmers Management Services segment. This increase primarily resulted from higher premium volumes in the Farmers P&C Group Companies, which Zurich manages, but does not own. In the first three quarters of 2003, these premiums were USD 10.5 billion as compared with USD 10.4 billion in the same period of 2002. This premium growth is largely attributable to rate increases implemented throughout 2002 and early 2003. As a result of higher management fee income and related revenue along with improved operating efficiencies, the Farmers Management Services segment recorded an increase in its operating margin to 54.9% for the first three quarters of 2003. Business operating

profit grew by 13%, or USD 86 million to USD 772 million in the first nine months of 2003.

Other Businesses

The Other Businesses segment, comprised of Zurich's asset management, Centre, capital markets and banking and reinsurance – run-off operations, recorded a net loss of USD 748 million for the first nine months of 2003 as compared with net income of USD 361 million for the same period of the previous year. The business operating profit of the Other Businesses segment declined from a gain of USD 22 million to a loss of USD 958 million for the first three quarters 2003. As announced in Zurich's half year reporting, Centre strengthened reserves by USD 474 million as of 30 June 2003, primarily related to certain asset-backed transactions in the leisure, transportation and healthcare sectors where collateral values have declined, as well as to the life and health business. In the third quarter, an extensive review of the balance sheet of Centre was completed. As a result of this review, reserves were strengthened by an additional USD 354 million, primarily on the property and casualty book of business, and USD 242 million of asset write-downs and other provisions were recorded. This brings the total year-to-date strengthening, asset write downs and other provisions to USD 1,070 million.

ZURICH
FINANCIAL SERVICES

Corporate Center

The Corporate Center segment includes Group holding companies, central expenses at the headquarters in Zurich, central financing vehicles and certain businesses (excluding reinsurance) in run-off.

In the first nine months of 2003, Zurich achieved a significant reduction in the net expenses of its headquarters in Zurich. These expenses declined by USD 191 million, or 66%, to USD 100 million in the nine months ended September 30, 2003. This decrease reflects the results of its Global Profit Improvement Program and improved billing for services performed at the headquarters in Zurich for the local operating units.

The Corporate Center segment reported a net loss of USD 258 million for the first three quarters of 2003, an improvement of USD 821 million over the same period of 2002. Net loss for this segment at the half-year 2003 was USD 465 million. The improvement since the half-year is primarily attributable to gains of USD 177 million on the disposal of certain shares held for investment. Business operating profit for the Corporate Center segment improved by USD 152 million over the comparable period to a net loss of USD 444 million from a net loss of USD 596 million.

Investment performance

Net investment income increased by USD 606 million to USD 5.2 billion, primarily as a result of a higher level of invested assets and a shift towards debt securities, partially offset by lower yields. Additionally, favorable foreign currency impacts contributed to Zurich's investment income. Net realized and unrealized capital gains and losses included in the operating statement in the first three quarters of 2003 improved by USD 1.0 billion to net gains of USD 54 million from net losses of USD 968 million in 2002. This improvement is attributable to the general improvement in the

equity markets in 2003, the gain of USD 177 million on the sale of certain shares held for investment and significantly reduced net losses on the swap and option investment in Bâloise shares which were repurchased in the third quarter of 2003. In November 2003, the Group completed the sale of nearly all of its holdings in Bâloise.

The total return on invested assets, including investment income, realized and unrealized gains in the operating statement as well as movements in unrealized gains and losses booked against shareholders' equity, was USD 5.9 billion. This represents a total return of 3.7% (after excluding investment expenses of USD 212 million) on average assets for the first three quarters of 2003, an increase of 2.9 percentage points over the same period of the previous year.

Balance sheet, reserves and capital base management

Total assets were USD 303.1 billion at September 30, 2003, an increase of 6% compared with USD 285.9 billion at December 31, 2002 and a decrease of USD 6.7 billion since June 30, 2003. The decline since June 30, 2003 is largely driven by the impact of divestments closed in the third quarter. Zurich has reduced its exposure to common stock for which it bears investment risk to 6.4% of the total investment portfolio at September 30, 2003 from 8.3% at December 31, 2002 and is 0.3 points greater than the 6.1% at June 30, 2003. The increase since June 30, 2003 is largely driven by movements in equity markets.

At September 30, 2003, total insurance reserves, net of reserves ceded to reinsurers, were USD 145.8 billion. This compares with total net reserves of USD 138.2 billion at December 31, 2002 and USD 151.5 billion at June 30, 2003. The movements in the US dollar exchange rate against the euro, British pound and Swiss franc since the year-end and the effects of divested

operations have largely caused this variance. In the third quarter certain reserves at Centre were reclassified as insurance reserves to better reflect the nature of the reserves.

At September 30, 2003, total debt was USD 10.3 billion, a decrease from USD 11.8 billion at December 31, 2002 and USD 11.1 billion at June 30, 2003. The main reason for this decrease was due to the winding down of certain capital markets and banking activities resulting in lower borrowings and the repayment of a USD 300 million bond by Zurich Finance (USA) in July 2003. On October 2, 2003, the Group issued USD 1.3 billion of subordinated debt under the Euro Medium Term Note (EMTN) program which will increase debt in the fourth quarter of 2003. This subordinated debt, due to its long-term structure and subordinated nature, will be counted towards capital by regulators and rating agencies at the year-end. Proceeds raised under the EMTN program were used to support growth and refinance higher interest rate debt. In October, Farmers Group, Inc. announced the redemption of all of its outstanding 8.45% Junior Subordinated Debentures and 8.25% Junior Subordinated Debentures amounting to a USD 500 million redemption.

Shareholders' equity was USD 18.3 billion at September 30, 2003 as compared with USD 16.8 billion at December 31, 2002 and USD 18.7 billion at June 30, 2003. The increase since year-end primarily reflects net income of USD 1,402 million as well as the result of a net increase in unrealized gains on investments and translation adjustments due to the decline of the US dollar against key currencies (the euro, the Swiss franc and the British pound). The decline since June 30, 2003 is due to declines in the bond markets resulting in unrealized capital losses on investments as well as the USD 105 million impact of the nominal value reduction from CHF 10 to CHF 9 per each registered share paid on July 14, 2003.

ZURICH
FINANCIAL SERVICES

Note to editors:

See appendix for supplemental information.

There will be a telephone conference with a Q&A session for analysts and investors at 10:00 AM CET. Media are welcome to listen in. Please dial in to register approximately 10 to 15 minutes prior to the start of the conference.

Dial-in numbers:

- Europe +41 (0) 91 610 56 05
- UK +44 (0) 207 866 41 11
- USA +1 (1) 866 291 41 66

A presentation as well as further supplemental information will be available on our Web site www.zurich.com. Please click on the "Media View" button on the bottom right corner of our homepage.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Zurich Financial Services Group

Appendix

Financial highlights – Operating statements by business segment (unaudited)

for the nine months ended 30 September in USD millions	Non-life Insurance		Life Insurance		Farmers Management Services		Other Businesses		Corporate Center		Eliminations		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Revenues														
Gross written premiums and policy fees	**27,806**	22,043	**8,618**	7,235	**–**	–	**1,224**	1,630	**570**	521	**–1,175**	–1,048	**37,043**	30,381
Net earned premiums and policy fees	**19,966**	14,932	**8,013**	6,703	**–**	–	**1,037**	1,114	**134**	144	**–**	–	**29,150**	22,893
Management fees	**–**	–	**143**	128	**1,409**	1,344	**25**	369	**4**	1	**–7**	–9	**1,574**	1,833
Net investment income	**1,431**	1,238	**3,412**	2,920	**65**	51	**651**	712	**269**	243	**–610**	–552	**5,218**	4,612
Net realized and unrealized capital gains/(losses) on investments and impairments	**187**	–53	**–420**	–661	**–5**	–18	**184**	226	**108**	–462	**–**	–	**54**	–968
Net gain on disposal of businesses	**20**	5	**259**	–	**–**	–	**32**	472	**–**	–14	**–**	–	**311**	463
Other income	**336**	289	**583**	341	**–**	–	**161**	–79	**229**	291	**–182**	–187	**1,127**	655
Total revenues	**21,940**	16,411	**11,990**	9,431	**1,469**	1,377	**2,090**	2,814	**744**	203	**–799**	–748	**37,434**	29,488
Benefits, losses and expenses														
Insurance benefits and losses	**–14,701**	–13,263	**–8,320**	–6,156	**–**	–	**–1,569**	–979	**–184**	–241	**16**	–	**–24,758**	–20,639
Policyholder dividends and participation in profits	**–57**	–51	**300**	113	**–**	–	**–312**	–282	**101**	–133	**–**	–	**32**	–353
Underwriting and policy acquisition costs	**–3,379**	–2,507	**–1,073**	–1,594	**–**	–	**–247**	–190	**–1**	–4	**–**	–	**–4,700**	–4,295
Other costs and expenses	**–2,025**	–1,959	**–1,695**	–1,754	**–635**	–646	**–726**	–1,027	**–926**	–1,179	**783**	748	**–5,224**	–5,817
Amortization of intangible assets	**–52**	–208	**–125**	–757	**–67**	–91	**–11**	–35	**–49**	–152	**–**	–	**–304**	–1,243
Total benefits, losses and expenses	**–20,214**	–17,988	**–10,913**	–10,148	**–702**	–737	**–2,865**	–2,513	**–1,059**	–1,709	**799**	748	**–34,954**	–32,347
Net income/(loss) before income taxes and minority interests	**1,726**	–1,577	**1,077**	–717	**767**	640	**–775**	301	**–315**	–1,506	**–**	–	**2,480**	–2,859
Net income/(loss), after special provisions in 2002	**1,211**	–1,404	**720**	–427	**477**	396	**–748**	107	**–258**	–1,464			**1,402**	–2,792
Special provisions in 2002	**–**	–1,533	**–**	–579	**–**	–17	**–**	–254	**–**	–385	**–**	–	**–**	–2,768
Net income/(loss), before special provisions in 2002	**1,211**	129	**720**	152	**477**	413	**–748**	361	**–258**	–1,079	**–**	–	**1,402**	–24
Business operating profit	**1,510**	239	**591**	139	**772**	686	**–958**	22	**–444**	–596	**–**	–	**1,471**	490
Farmers gross operating margin					**54.9%**	52.0%								

Financial highlights – Balance sheets by business segment (unaudited)

in USD millions	Non-life Insurance		Life Insurance		Farmers Management Services		Other Businesses		Corporate Center		Eliminations		Total	
	30/9/03	31/12/02	**30/9/03**	31/12/02	**30/9/03**	31/12/02	**30/9/03**	31/12/02	**30/9/03**	31/12/02	**30/9/03**	31/12/02	**30/9/03**	31/12/02
Total investments	**52,567**	42,167	**101,089**	99,301	**2,220**	1,814	**21,264**	25,145	**14,937**	11,682	**–22,110**	–16,321	**169,967**	163,788
Reinsurance assets	**18,338**	17,383	**4,991**	1,611	**428**	436	**6,011**	5,913	**428**	640	**–3,700**	–3,749	**26,496**	22,234
Deferred policy acquisition costs	**2,112**	1,895	**9,170**	9,029	**–**	–	**102**	185	**1**	1	**–2**	–7	**11,383**	11,103
Goodwill and other related intangible assets	**173**	160	**1,473**	1,745	**1,079**	1,110	**76**	79	**7**	8	**–**	–	**2,808**	3,102
Separate account (unit-linked) assets	**9**	10	**64,532**	58,049	**–**	–	**–**	–	**–**	–	**–**	–	**64,541**	58,059
Other segment assets	**12,265**	12,036	**10,829**	11,902	**769**	867	**4,851**	3,817	**2,158**	2,151	**–2,984**	–3,162	**27,888**	27,611
Total segment assets after consolidation of investments in subsidiaries	**85,464**	73,651	**192,084**	181,637	**4,496**	4,227	**32,304**	35,139	**17,531**	14,482	**–28,796**	–23,239	**303,083**	285,897
Reserves for losses and loss adjustment expenses, gross	**43,020**	38,035	**391**	431	**–**	–	**8,321**	8,366	**581**	581	**–2,810**	–2,867	**49,503**	44,546
Reserves for unearned premiums, gross	**14,116**	11,795	**142**	144	**–**	–	**530**	712	**156**	96	**–388**	–256	**14,556**	12,491
Future life policyholders' benefits, gross	**150**	136	**77,775**	74,302	**–**	–	**1,940**	1,848	**491**	502	**–515**	–526	**79,841**	76,262
Policyholders' contract deposits and other funds, gross	**879**	790	**19,778**	19,471	**–**	–	**3,329**	2,976	**–**	–	**–235**	–226	**23,751**	23,011
Insurance reserves, gross	**58,165**	50,756	**98,086**	94,348	**–**	–	**14,120**	13,902	**1,228**	1,179	**–3,948**	–3,875	**167,651**	156,310
Total debt	**7,805**	5,203	**1,088**	829	**500**	500	**6,689**	7,902	**16,363**	13,690	**–22,104**	–16,316	**10,341**	11,808
Separate account (unit-linked) liabilities	**–**	–	**65,651**	59,146	**–**	–	**–**	–	**–**	–	**–**	–	**65,651**	59,146
Other segment liabilities	**11,981**	11,150	**17,103**	16,960	**1,337**	1,350	**10,261**	10,933	**2,415**	3,276	**–2,744**	–3,048	**40,353**	40,621
Total segment liabilities	**77,951**	67,109	**181,928**	171,283	**1,837**	1,850	**31,070**	32,737	**20,006**	18,145	**–28,796**	–23,239	**283,996**	267,885
Minority interests	**163**	91	**139**	119	**–**	–	**174**	689	**359**	308	**–**	–	**835**	1,207
Segment equity	**7,350**	6,451	**10,017**	10,235	**2,659**	2,377	**1,060**	1,713	**–2,834**	–3,971	**–**	–	**18,252**	16,805
Total liabilities and shareholders' equity	**85,464**	73,651	**192,084**	181,637	**4,496**	4,227	**32,304**	35,139	**17,531**	14,482	**–28,796**	–23,239	**303,083**	285,897

Statistical data per region – Non-life Insurance (unaudited)

for the nine months ended 30 September *in USD millions*	North America Corporate 2003	2002	North America Consumer 2003	2002	Continental Europe 2003	2002	UKISA 2003	2002	Rest of the World 2003	2002	Centrally Managed Businesses 2003	2002	Eliminations 2003	2002	Total 2003	2002
Gross written premiums and policy fees	**11,686**	10,326	**2,396**	825	**7,959**	6,001	**4,452**	3,758	**1,553**	1,335	**1,233**	996	**–1,473**	–1,198	**27,806**	22,043
Net earned premiums and policy fees	**6,515**	5,661	**2,393**	825	**6,012**	4,408	**3,456**	2,611	**830**	735	**760**	692	**–**	–	**19,966**	14,932
Insurance benefits and losses	**–4,849**	–4,942	**–1,547**	–579	**–4,456**	–3,714	**–2,589**	–2,144	**–474**	–482	**–785**	–1,402	**–1**	–	**–14,701**	–13,263
Policyholder dividends and participation in profits	**–2**	–8	**–**	–	**–49**	–41	**–**	–	**–6**	–1	**–**	–1	**–**	–	**–57**	–51
Total net technical expenses	**–1,358**	–1,322	**–807**	–226	**–1,433**	–1,157	**–783**	–652	**–307**	–275	**–170**	–196	**2**	–2	**–4,856**	–3,830
Net underwriting result	**306**	–611	**39**	20	**74**	–504	**84**	–185	**43**	–23	**–195**	–907	**1**	–2	**352**	–2,212
Net investment income	**424**	411	**54**	30	**484**	403	**291**	226	**45**	46	**135**	123	**–2**	–1	**1,431**	1,238
Net realized and unrealized capital gains/(losses) on investments and impairments	**166**	9	**–4**	–10	**49**	37	**–**	–65	**5**	–8	**–29**	–16	**–**	–	**187**	–53
Net non-technical result	**–22**	–170	**–1**	–	**–111**	–169	**–82**	–100	**5**	14	**–34**	–128	**1**	3	**–244**	–550
Net income/(loss) before income taxes and minority interests	**874**	–361	**88**	40	**496**	–233	**293**	–124	**98**	29	**–123**	–928	**–**	–	**1,726**	–1,577
Net income/(loss), after special provisions in 2002	**675**	–140	**77**	34	**315**	–289	**185**	–96	**75**	15	**–116**	–928	**–**	–	**1,211**	–1,404
Special provisions in 2002	**–**	–602	**–**	–	**–**	–279	**–**	–100	**–**	–28	**–**	–524	**–**	–	**–**	–1,533
Net income/(loss), before special provisions in 2002	**675**	462	**77**	34	**315**	–10	**185**	4	**75**	43	**–116**	–404	**–**	–	**1,211**	129
Business operating profit	**709**	465	**92**	51	**466**	60	**323**	40	**89**	60	**–169**	–437	**–**	–	**1,510**	239
Ratios, as % of net earned premiums and policy fees																
Net loss ratio	**74.4%**	87.3%	**64.7%**	70.2%	**74.1%**	84.3%	**74.9%**	82.1%	**57.1%**	65.7%	**103.3%**	202.7%	**n/a**	n/a	**73.6%**	88.8%
Policyholder dividends and participation in profits ratio	**0.0%**	0.1%	**0.0%**	0.0%	**0.8%**	0.9%	**0.0%**	0.0%	**0.7%**	0.2%	**0.0%**	0.2%	**n/a**	n/a	**0.3%**	0.3%
Net expense ratio	**20.8%**	23.4%	**33.7%**	27.3%	**23.8%**	26.3%	**22.6%**	25.0%	**37.0%**	37.5%	**22.4%**	28.4%	**n/a**	n/a	**24.3%**	25.7%
Net combined ratio, after special provisions in 2002	**95.2%**	110.8%	**98.4%**	97.5%	**98.7%**	111.5%	**97.5%**	107.1%	**94.8%**	103.4%	**125.7%**	231.3%	**n/a**	n/a	**98.2%**	114.8%
Net combined ratio, before special provisions in 2002	**95.2%**	98.8%	**98.4%**	97.5%	**98.7%**	105.3%	**97.5%**	103.3%	**94.8%**	99.5%	**125.7%**	155.5%	**n/a**	n/a	**98.2%**	104.1%

Statistical data per region – Life Insurance (unaudited)

for the nine months ended 30 September in USD millions	North America Consumer[1]		Continental Europe		UKISA		Rest of the World		Eliminations		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Gross written premiums, policy fees and insurance deposits	**2,158**	2,678	**6,992**	5,234	**4,774**	4,771	**1,072**	1,034	**–9**	–	**14,987**	13,717
Gross written premiums and policy fees	**891**	948	**5,915**	4,609	**1,170**	1,180	**651**	498	**–9**	–	**8,618**	7,235
Net earned premiums and policy fees	**501**	565	**5,862**	4,580	**1,046**	1,129	**604**	429	**–**	–	**8,013**	6,703
Management fees	**–**	–	**1**	4	**139**	121	**3**	4	**–**	–1	**143**	128
Net investment income	**497**	534	**2,075**	1,673	**740**	638	**99**	74	**1**	1	**3,412**	2,920
Net realized and unrealized capital gains/(losses) on investments and impairments	**64**	–48	**–539**	–15	**52**	–591	**3**	–7	**–**	–	**–420**	–661
Other income (incl. net gain on disposal of businesses)	**–106**	57	**401**	157	**482**	104	**66**	23	**–1**	–	**842**	341
Total revenues	**956**	1,108	**7,800**	6,399	**2,459**	1,401	**775**	523	**–**	–	**11,990**	9,431
Insurance benefits and losses	**–234**	–327	**–6,598**	–5,062	**–1,020**	–515	**–468**	–252	**–**	–	**–8,320**	–6,156
Policyholder dividends and participation in profits	**–3**	–3	**300**	–105	**18**	233	**–15**	–12	**–**	–	**300**	113
Underwriting and policy acquisition costs	**–172**	–55	**–437**	–366	**–345**	–1,031	**–119**	–142	**–**	–	**–1,073**	–1,594
Other operating and administrative expenses	**–114**	–179	**–305**	–404	**–413**	–508	**–134**	–76	**–**	–	**–966**	–1,167
Interest expense	**–307**	–323	**–336**	–198	**–85**	–65	**–1**	–1	**–**	–	**–729**	–587
Amortization of intangible assets	**–93**	–459	**–48**	–189	**20**	–107	**–4**	–2	**–**	–	**–125**	–757
Total benefits, losses and expenses	**–923**	–1,346	**–7,424**	–6,324	**–1,825**	–1,993	**–741**	–485	**–**	–	**–10,913**	–10,148
Net income/(loss) before income taxes and minority interests	**33**	–238	**376**	75	**634**	–592	**34**	38	**–**	–	**1,077**	–717
Net income/(loss), after special provisions in 2002	**19**	–276	**224**	11	**452**	–195	**25**	33	**–**	–	**720**	–427
Special provisions in 2002	**–**	–401	**–**	–178	**–**	–	**–**	–	**–**	–	**–**	–579
Net income/(loss), before special provisions in 2002	**19**	125	**224**	189	**452**	–195	**25**	33	**–**	–	**720**	152
Business operating profit	**181**	209	**155**	82	**235**	–187	**20**	35	**–**	–	**591**	139
Embedded value information												
Gross new business premiums annual premium equivalent (APE)	**199**	293	**575**	491	**566**	565	**214**	164	**n/a**	n/a	**1,554**	1,513
New business profit, after tax	**60**	40	**37**	8	**37**	39	**1**	6	**n/a**	n/a	**135**	93
New business profit margin (APE)	**29.9%**	13.7%	**6.5%**	1.6%	**6.6%**	6.9%	**0.7%**	3.8%	**n/a**	n/a	**8.7%**	6.1%

[1] North America Corporate is no longer active in life insurance.

Shareholders' equity (unaudited)

for the nine months ended 30 September 2003
in USD millions

Opening balance 1 January 2003	**16,805**
Changes in net unrealized gains on investments	**–155**
Cumulative translation adjustment	**329**
Treasury stock transactions and dividends	**–24**
Nominal value reduction common stock	**–105**
Net income	**1,402**
Ending balance at 30 September 2003	**18,252**

Reconciliation of net income and business operating profit (unaudited)

for the nine months ended 30 September in USD millions	2003	2002
Net income/(loss) [1]	**1,402**	–2,792
Adjusted for:		
Special provisions	**–17**	3,061
Net gain on disposal of businesses	**–311**	–463
Realized and unrealized capital (gains)/losses, including impairments, excluding capital markets and banking	**17**	1,211
Policyholder allocation of realized and unrealized capital (gains)/losses	**–538**	–699
Tax expense, adjusting for UK life policyholder tax	**918**	172
Business operating profit	**1,471**	490

[1] Net loss after special provisions in 2002

A presentation as well as further supplemental information will be available on our Web site www.zurich.com. Please click on the "Media View" button on the bottom right corner of our homepage.